UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              ASIA PROPERTIES, INC.
                 (Name of Small Business Issuer in its charter)

                                     NEVADA
          (State or other jurisdiction of incorporation or organization)

                                   47-0855301
                     (I. R. S. Employer Identification No.)

        114 Magnolia Street, Suite 400-115,  Bellingham, Washington 98225
           (Address of principal executive offices)         (Zip Code)

                  (Issuer's telephone number)   (360) 392-2841


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

None

Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

               Common  Stock,  $0.001  par  value
               ----------------------------------
               (Title  of  Class)

                                TABLE OF CONTENTS

PART  I

Item  1.  Description  of  Business.

Item  2.  Management's  Discussion  and  Analysis  or  Plan  of  Operation.

Item  3.  Description  of  Property.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.

Item  6.  Executive  Compensation.

Item  7.  Certain  Relationships  and  Related  Transactions.

Item  8.  Description  of  Securities.

PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Item  2.  Legal  Proceedings.

Item  3.  Changes  in  and  Disagreements  with  Accountants.

Item  4.  Recent  Sales  of  Unregistered  Securities.

Item  5.  Indemnification  of  Directors  and  Officers.

PART  F/S  Financial  Statements

PART  III

Item  1.  Index  to  Exhibits.

Item  2.  Description  of  Exhibits.

ITEM  1.  DESCRIPTION  OF  BUSINESS.

INTRODUCTION:

Asia Properties, Inc (hereafter referred to as Asia Properties or API) was incorporated in the State of Nevada on April 6, 1998 in order to acquire residential and commercial real estate in Southeast Asia for resale or development. Asia Properties is a development stage company that does not as yet own any property and has not generated any revenues from operations. Shares of API are currently listed for sale on the Pink Sheets under the trading symbol ASPZ.

NATURE  OF  BUSINESS:

We plan to acquire raw land and build resorts initially in Thailand and then in other parts of Southeast Asia. Our focus of acquisition will be in resort locations in Thailand including: Pattaya, Hua Hin. Koh Samui, with an initial focus on Phuket.

The types of property we plan to develop are beach oriented four or five star resorts to be managed by an international hotel management company such as Starwood Hotels or Hyatt International. Investors are advised that Asia Properties does not currently own any properties.

LETTER  OF  INTENT

On May 19, 2004, we signed a letter of intent with Lehman Brothers Asian Investments Ltd. (Lehman) The letter of intent, which has a one year period of validity, defines the intent of API and Lehman to work together to examine the possible construction and management of a resort on Mai Khao Beach, Phuket, Thailand. This development will utilize the ability of API to identify and secure a suitable resort site, to provide conceptualization and to provide on-site project management assistance during the build-out phase. Lehman will examine the possibility of providing construction financing, contributing equity or debt financing and negotiating related construction and hotel management contracts.

API has identified and is negotiating the purchase of a 160 rai (72 acres) beachfront property at Mai Khao Beach on Phuket Island.

API and Lehman are discussing an arrangement whereby API or its Thailand registered wholly-owned affiliate, Asia Properties, (Thailand) Ltd. ("API-T") would purchase 100% of the land and Lehman or one or more of its affiliates, would finance or arrange for the financing of the turn-key build-out of the resort.

On August 25, 2004, the Company signed an agreement with Lifeway Enterprise, to organize the placement of credit or loan facilities to participate with equity ownership in the 160 rai (72 acres) of beach front on Mai Khao Beach in Phuket, Thailand.

To date, API has negotiated the purchase of the property for Baht 3.7 million (US $90,000) per rai. A total of 60 rai is proposed for the development by API and Lehman in the form of a hotel and/or resort development. We intend to initially develop the project into a 250-room 5 star hotel with villas and condos for sale. API and Lehman envision all development to be under the general management of an internationally recognized resort operator. Employees

Mr. Daniel McKinney is our President and principal executive, accounting and financial officer and is employed full time by the Company. On February 28, 2003 we engaged the consulting services of Geoff Armstrong, through his company, World Web Publishing.com Corp. Mr. Armstrong performs the duties of secretary to Asia Properties. He assists us with the preparation and maintenance of all internal corporate documentation. Mr. Armstrong also assists us with the initial preparation of all required regulatory documents and will perform additional duties at the reasonable instruction of the President.

We  presently  have  no  other  employees.

Planned  Hotel  Management
--------------------------

We plan to engage the services of an international hotel management company such as Starwood Hotels or Hyatt Hotels to manage our proposed beach resort. We plan to acquire assets both for purposes of capital gain and income. The amount or percentage of assets which will be invested in any specific property can only be determined at the time of such proposed investment. However, API does not have a limit on the amount or percentage of its assets that may be invested in any specific property.

Property  Investment  Plans
---------------------------

Through  our  wholly-owned  subsidiary,  Asia  Properties  (Thailand) Ltd, ("API
(T)"),  we  plan  to  acquire  properties  that  have  the following attributes:

     We or API (T) must be able to acquire a freehold interest or an interest known in the United States. as "fee simple". This will give the owner the outright possession and use of the land, to dispose of the land as he or she wishes to sell it, give it away, trade it for other things, lease it to others, or pass it to others upon death.

     The Property must have considerable capital appreciation potential and rental income to be cash flow positive within twenty-four months of acquisition.

     If under construction, the property must be at a substantial discount to cost or if completed, must have a substantial potential for improvement.

We will primarily consider a property's capital appreciation potential and business cash flow models before investing in a particular property. We plan to use the latest valuation techniques to bid competitively for properties. We expect to maximize the best possible rental return or cash flow on each property that is purchased by aggressively marketing the properties. We plan to initially purchase raw land to develop a beach resort in Phuket.

In an effort to obtain the maximum possible gain from each property, we will consider selling properties only when the economic benefit to us warrants that action.

COMPETITION

We plan to develop a five star resort in Phuket, Thailand. Currently, there are less than 1900 five star rooms available on Phuket Island. Prices range from US $200 per night in the off-season at the Le Meridien, to a high of US $5,000 per night for a villa in the high season at the Banyan Tree Resort. The Le Meridien is a 20-year-old property that needs to be renovated in order to continue to be considered as a five star property. The Banyan Tree is a resort featuring villas rather than rooms. Phuket also features a Sheraton, a Conrad and a Dusit Resort. Raffles and Hilton are planning resorts to be opened by 2006. However we are not certain that substantial additional competition will not develop and that we will be able to compete successfully against future competitors. Additionally, many competitors are much larger than we are with substantially greater financial resources than we may be able to develop.

REGULATIONS

     In order to proceed with the development of resorts in Thailand, Asia Properties will be required to obtain an environmental study, which must be submitted to the Thailand Environmental Department for approval. This includes a comprehensive report from an independent environmental consultant, which reports on access to sewerage systems and disposal, access to potable water, potential impact on wildlife and potential for other environmental damage. Once approval is obtained, structural design and architectural conceptuals must be submitted to the Thailand Lands Department for building permit approval.

RESTRICTIONS  AND  CONTROLS

     We are not aware of any other share ownership restrictions, foreign currency controls, dividend restrictions or others affecting our investment in the Phuket property.

MARKET  DEMAND

There is a growing demand from international visitors, who bring with them hard currency and high levels of repeat business, for high end destination resorts in the South East Asian region. This is regarded as offering value for money and with excellent infrastructure (modern facilities, serviced by modern airlines and reliable service).

LOW COSTS - Thailand generally experiences relatively low labor costs for both construction and operations of five star hotels compared to many other regions.

SALES & MARKETING - We believe we will benefit from a targeted sales, marketing and distribution network through sales offices and partnerships in our major feeder markets (UK, Japan, Australia, USA and Thailand) as well as through relationships with travel agents and tour operators. We plan to utilize the internet and magazines with articles and selective media coverage to promote the resort.

- Asia is perceived to offer more value for money and a better overall exotic resort experience due to varied cultural and shopping activities available, than other traditional international resort and winter destinations such as the Caribbean.

- Low building costs and low hotel operating costs are further reduced by being expensed in soft currencies, while the vast majority of income is in hard currency due to US dollar pricing policies. This will help to provide natural protection against foreign exchange exposure.

THAILAND  TOURISM

The tourism industry in Thailand has recorded consistent growth. Visiting Thailand is generally seen to be a far less costly and a better value-for-money option than other resort destinations in Asia. This has been further assisted by the continuing currency devaluation of the Thai Baht which has strengthened foreign buying power of visitors. The Tourism Authority of Thailand (TAT) and the Pacific Asia Travel Association (PATA) expect a significant increase in visitors to Asian countries over the next four years, with Thailand alone predicted to welcome 20 million a year according to the TAT.

Phuket is one of the more popular resort destinations in Thailand and already enjoys an established international recognition, and at the same time, possesses considerable potential for further growth.

PHUKET  -  AN  INTERNATIONAL  DESTINATION

Phuket is considered to be a well-established international resort destination with a strong demand for growth. Phuket is conveniently linked to Europe and overseas countries provided via Phuket International Airport.

Renovations to expand the Phuket International Airport have recently been completed. In addition, the island's road system has being extensively improved, with a new highway between the airport and the main resorts. The local authorities are developing a new convention center in order to induce more tourism and business tourism to Phuket. The expansion of Phuket International Airport, improvements in infrastructure as well as new tourist attractions are expected to provide a positive impact and a renewed impact on the sustained growth of tourism in Phuket. In the past decade, tourism has become the biggest earner for the area, and continues to grow with more than 3 million visitors every year.

Phuket is the largest island in Thailand. At 543 square kilometers, it is about the same size as Singapore. Phuket is just over an hour's fight from Bangkok or Singapore with daily connections to most major Asian airports.

Phuket lies some 8 north of the Equator, and borders Phangnga Bay to the north and is joined to the mainland of Thailand by the Sarasin Bridge. To the south and west lies the Andaman Sea and the Krabi Sea to the east. Based upon data from the Tourism Authority of Thailand, Phuket currently offers approximately 20,000 hotel rooms, ranging from family run guest houses to luxurious five star resorts.

MAI KHAO BEACH combined with Nai Yang beach, is almost 17 kilometers long. It is largely deserted with only a few bungalow complexes, a campsite, and a new Marriott resort located there. Our planned resort will be located within a few kilometers south of the Marriott Hotel and about 5 kilometers from the airport.

THE ANDAMAN SEA, separated from the Bay of Bengal by the Andaman-Nicobar Ridge, is part of the Indian Ocean. Thailand's Andaman coast extends for 870 km from the Surin Islands on the northern border with Burma to Tarutao National Park on the southern border with Malaysia. Hundreds of islands are accessible to small craft from Phuket.

KHAO SOK NATIONAL PARK, on the mainland just to the north of Phuket, has large areas of tropical forest, which have a wide variety of plants and animals.
Eco-tours have started in the last few years, offering the opportunity to experience the forest and get close to nature. Most operate in small groups to minimize impact on the environment.

ENVIRONMENTAL  CONSIDERATIONS

In order to proceed with the development of a resort, Asia Properties will be required to obtain an environmental study which must be submitted to the Thailand Environmental Department for approval. This includes a comprehensive report from an independent environmental consultant which reports on access to sewerage systems and disposal, access to potable water, potential impact on wildlife and potential for other environmental damage. Once approval is obtained, structural design and architectural conceptuals must be submitted to the Thailand Lands Department for building permit approval.

The cost of compliance with environmental laws in Thailand, although they are not possible to quantify at present, will entail the following: costs respecting the engineering details connection to sewerage systems and disposal, access to potable water, hiring an environmental consultant to develop and submit an impact study for submission to the Thailand Environmental Protection Agency. The resort will be required to maintain the sewerage and potable water systems, and refuse disposal.

ASIA  PROPERTIES,  INTERNATIONAL  (THAILAND)  CO.  LTD.

Asia Properties, Inc. owns 100% of Asia Properties, International (Thailand) Co. Ltd. This subsidiary was incorporated to purchase future property in the Kingdom of Thailand. The sole officer and director of API-T is Daniel S. MckinneyThe registered address is: 86/14 Soi Sukhumvit 31, Klongton-Nua,
Wattana, Bangkok. The company is currently dormant. The Government and tax filings of the company are currently managed by our Thai lawyer, Ms. Pannada Sangdoung, P-Plus International Law Co. Ltd.

ENTELLIUM  CORPORATION

In the past, Mr. Mckinney was responsible for providing certain general business services, arranging financing, investment banking advice, corporate restructuring services and consulting to Entellium Corporation. Mr. Mckinney's services for Entellium granted him the right to purchase 2 million shares of Entellium. As a result, On August 1, 2002 we purchased two million shares representing apprpoximately 11% of Entellium for $0.01 per share or $20,000. We do not intend to make any further investment in the securities of any other companies.

Entellium is an Application Service Provider (ASP), with offices in the United States, Malaysia and Singapore, that provides web-based, customer relationship management (CRM) solutions that automate and optimize the way companies obtain, maintain and develop customer relationships and loyalty. Entellium's headquarters are located in Seattle, Washington, with a global research and development center in Kuala Lumpur, Malaysia and a sales and marketing office in Singapore. On August 1, 2002 we signed a subscription agreement with Entellium Corporation, in which we purchased 2 million shares of Entellium at a price of $0.01 per share, in lieu of a terminated Letter of Intent to affect a share exchange with Entellium, and for providing services and consulting. Mr. Mckinney served as a director of Entellium from April to July 2003. Mr. Mckinney had no prior affiliation with Entellium other than as a consultant. Mr. Mckinney has no current relationship with Entellium.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF ASIA PROPERTIES AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS FILING. STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION AND ELSEWHERE IN THIS REGISTRATION STATEMENT THAT ARE NOT STATEMENTS OF HISTORICAL OR CURRENT FACT CONSTITUTE "FORWARD-LOOKING STATEMENTS."

The following management discussion should be read together with the Asia Properties, Inc. financial statements included in this registration statement See "Index to Financial Statements" at page F-1. Those financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America.

GENERAL  OVERVIEW

Asia Properties, Inc. is a development stage company, which was incorporated in 1998. Asia Properties plans to invest in real estate business in Southeast
Asia. Asia Properties will initially devote most of its efforts toward organization and fund raising for planned Asian and Southeast Asian real estate investments, and no revenues have yet been generated from any such operations. Asia Properties has experienced recurring losses from operations since its inception and as of June 30, 2004, Asia Properties has had a working capital deficit of $33,716 and an accumulated deficit from operations of $1,940,403. As noted in the independent audit report for the audited Asia Properties financial statements for the year ending 2003 and included in this registration statement, these factors raise doubt about the ability of Asia Properties to continue as a going concern. Realization of the Company's business plan is dependent upon the

Company's ability to meet its future financing requirements, and the success of future operations. This is because we have not generated any revenues since inception. Our only other source for cash at this time is through investments or loans from management. We must raise cash to implement our project and stay in business.

Form  F-4  Registration  Statement  Filing  and  Withdrawal.
------------------------------------------------------------

On April 25, 2000, Asia Properties, Inc. filed a Form F-4 Registration Statement (Commission File No. 333-11892) as the registrant, Asia Properties Investments, Inc., in order to properly affect the reincorporation of Asia Properties from the State of Nevada to the British Virgin Islands. On June 19, 2002, the Form F-4 Registration Statement was withdrawn via a Form RW following the decision by the Company not to proceed with the reincorporation from a Nevada corporation to a British Virgin Islands company.

Previously, The efforts to purchase a Thailand real estate company, Northbridge Communities Limited, was terminated on November 20, 2000 and removed from the F-4.

The Company has decided not to reincorporate elsewhere and will remain as a Nevada corporation. Asia Properties Investments Inc. was incorporated solely for the purpose of redomiciling in the British Virgin Islands and the proposed merger. As the merger did not proceed, Asia Properties Investments, Inc has been terminated.

Form  SB-2  Registration  Statement  Filing  and  Withdrawal.
-------------------------------------------------------------

On June 6, 2003, Asia Properties, Inc. filed a Form SB-2 Registration Statement (Commission File No. 333-105931), in connection with the registration of shares under an equity line of credit we had entered into with Cornell Capital Partners. On July 26, 2004, the Form SB-2 Registration Statement was withdrawn via a Form RW following the decision by the Company not to proceed with the line of credit with Cornell.

Loans  by  Management
---------------------

In July 2000, Asia Properties received loans from Daniel S. McKinney and Nicholas St. Johnston, executive officers and directors of Asia Properties, and their affiliated entities in the total amount of approximately $411,348. Specifically, these loans were as follows: Daniel Mckinney - $92,580, Coldway Limited - $139,000 (Mr. McKinney and his spouse, Ms. Gaik-Im own 100% of the outstanding shares of Coldway Limited) Nicholas St. Johnston $40,768. Milliard Limited $139,000 (Nicholas St. Johnston owns 100% of the outstanding shares of Milliard Limited). These loans were unsecured, were not interest bearing and no other charges were to be applied. The loans were payable on demand. Additionally, Daniel McKinney, loaned $42,337 to API in 2001, $58,908 in 2002, $14,373 in 2003 and $35,086.00 from January 1, 2004 to June 30, 2004 for general expenses  and  operations

Asia Properties was unable to repay the loans in cash and therefore issued shares of common stock in repayment of the loans. This shareholder loan was converted to additional shares of 411,348 on December 29, 2000 at a price of

$1.00 per share. Daniel McKinney, a director loaned $42,337 to API in 2001, $58,908 in 2002, $14,373 in 2003 and $35,086.00 from January 1, 2004 to June 30,
2004  for  general  expenses  and  operations.

Entellium  Corporation
----------------------

On August 1, 2002 we signed a subscription agreement with Entellium Corporation, in which we purchased 2 million shares of Entellium at a price of $0.01 per share, for providing services and consulting. Entellium is an Application Service Provider (ASP), with offices in USA, Malaysia and Singapore, which provides Customer Relations Management ("CRM") solutions based on the Microsoft.NET(R) web services platform.

RESULTS  OF  OPERATIONS

FROM  INCEPTION  ON  APRIL  6,  1998  TO  JUNE  30,  2004

During the period from April 6, 1998 (date of inception) to June 30, 2004, Asia Properties generated no revenues from operations and raised net cash through financing activities of $641,600 from private placements of its common stock as follows: a total of $234,547 was raised during the year ended December 31, 1999, $55,140 was raised for the year ended December 31, 2000, and $351,913 was raised for the year ended December 31, 2001. There were no additional cash flows from financing activities through June 30 2004. As of June 30, 2004, Asia Properties had a working capital deficit of $33,716.

Our general and administrative expense for the period of April 6, 1998 (inception) to June 30, 2004 was a total of $1,940,403. This constitutes our primary expense during the period. Our general and administrative expenses effectively became our net loss for the period with a net loss per share of approximately $0.29 for the period from inception to June 30, 2004.

Our general and administrative expense for the period of January 1, 2004 to June 30, 2004 was $43.239. Our general and administrative expenses effectively became our net loss for the period with a net loss per share of approximately $0.0065.

Our general and administrative expense for the period of April 6, 1998 (inception) to December 31, 2003, was our primary expenses during this period, and was a total of $1,897,164. Our general and administrative expenses effectively became our net loss for the period with a net loss per share of approximately $0.283.

PLAN  OF  OPERATIONS

Asia Properties plans to acquire, manage, and develop income-producing real property in Southeast Asia and acquire real property in Southeast Asia for long-term capital gains. Asia Properties' plan of operations also includes identifying suitable companies that own income-producing property for purposes of acquisition. Our immediate goal is to acquire and develop a 72 acre freehold property on Mai Khao beach in Phuket, Thailand

When possible through financings or through negotiations on purchases, we intend to use our common stock to finance acquisitions and retain as much cash as possible for working capital and development purposes.

LIQUIDITY  AND  CAPITAL  RESOURCES

Asia Properties is a development stage company which has not generated any revenues from operations and has experienced recurring losses from operations since its inception. As of the date of this registration statement, we have yet to generate any revenues from our business operations. As of June 30, 2004 we had sustained operating losses of $1,940,403 since inception.

Asia Properties will be dependent on loans from management to pay current general and administration expenses. In July 2000, Asia Properties received loans from Daniel S. McKinney and Nicholas St. Johnston, executive officers and directors of Asia Properties, and their affiliated entities in the total amount of approximately $411,348. These loans were payable on demand. Asia Properties was unable to repay the loans in cash and therefore issued shares of common stock in repayment of the loans. This shareholder loan was converted to additional shares of 411,348 on December 29, 2000 at a price of $1.00 per share. Daniel McKinney, a director loaned $42,337 to API in 2001, $58,908 in 2002, $14,373 in 2003 and $35,086.00 from January 1, 2004 to June 30, 2004 for general expenses  and  operations.

Presently, we have virtually no cash available for working capital. As of June 30, 2004, we had accounts payable of $33,923 and no other accrued liabilities.

KCSA Worldwide provided investor relations services from August 1998 until September 2000. On October 4, 2001 58,000 shares of Asia Properties were issued to KCSA Worldwide at a price of $0.44 per share in lieu of a fee of $25,659

On February 28, 2003, 10,000 shares of Asia Properties were issued to Falcon Crest Capital. Falcon Crest Capital provided investment banking services.

As noted in Item 1. Description of Business, Asia Properties has signed a letter of intent with Lehman Brothers Asian Investments Ltd., which outlines the intent of API and Lehman to work together to consider the construction and management of a resort on Mai Khao Beach, Phuket, Thailand. Lehman will examine the possibility of providing construction financing, contributing equity or debt financing and negotiating related construction and hotel management contracts.

API and Lehman are discussing an arrangement whereby API or its Thailand registered affiliate, Asia Properties, (Thailand) Ltd. ("API-T") would purchase 100% of the land and Lehman or one or more of its affiliates, would finance or arrange for the financing of the turn-key build-out of the resort.

Additionally, on August 25, 2004, the Company signed an agreement with Lifeway Enterprise, to organize the placement of credit or loan facilities to participate with equity ownership in the 160 rai (72 acres) of beach front on Mai Khao Beach in Phuket, Thailand.

Asia Properties, Inc. will be able to continue satisfying its cash requirements on a limited basis via loans and advances from its CEO, Daniel S. Mckinney. However, there is no written or otherwise commitment from the CEO or any of the

Directors to provide any additional cash to the Company beyond what has already been provided. The Company may need to seek financings in addition to the possibilities outlined in the letter of intent signed with Lehman.

Upon the acquisition of a suitable property, Asia Properties will hire two additional employees in Thailand as administrative and account staff in anticipation of initiating the buildout of a proposed resort as well as other possible projects. We anticipate two extra employees will cost a total $1,000 per month based on current Thailand labor costs.

Mr. Mckinney has donated services valued at $5,000 per month to Asia Properties. This is not reflected in deferred salary or loans.

Our auditor in its opinion to our financial statements has raised substantial doubt about the Company's ability to continue as a going concern. Additionally, the Company has an accumulated deficit of $1,940,403.

Our acquisition strategy will be dependent on our ability to sign a definitive funding agreement with Lehman Brothers. We are also seeking alternative sources of financing. If we are not able to secure substantial financing in a reasonable period of time, it is unlikely that we will be able to acquire the Thai property referenced above or to initially implement our acquisition strategy.

On May 19, 2004, we signed a letter of intent with Lehman Brothers Asian Investments Ltd. (Lehman) The letter of intent, which has a one year period of validity, defines the intent of API and Lehman to work together to examine the possible construction and management of a resort on Mai Khao Beach, Phuket, Thailand. Lehman will examine the possibility of providing construction financing, contributing equity or debt financing and negotiating related construction and hotel management contracts. API has identified and is negotiating the purchase of a 160 rai (72 acres) beachfront property at Mai Khao Beach on Phuket Island.

API and Lehman are discussing an arrangement whereby API or its Thailand registered wholly-owned affiliate, Asia Properties, (Thailand) Ltd. ("API-T") would purchase 100% of the land and Lehman or one or more of its affiliates, would finance or arrange for the financing of the turn-key build-out of the resort.

On August 25, 2004, the Company also signed an agreement with Lifeway Enterprise, to organize the placement of credit or loan facilities to participate with equity ownership in the 160 rai (72 acres) of beach front on Mai Khao Beach in Phuket, Thailand.

Foreign  currency

Asia Properties prepares its financial statements using United States dollars as the reporting currency. However, some transactions are conducted in Thailand currency - Baht, which is the functional currency in Thailand. Transactions in Baht are translated into United States dollars as the financial reporting currency. Foreign currency transactions are translated at the applicable rates of exchange prevailing at the dates of the transactions. Assets and liabilities are denominated at applicable rates prevailing at the balance sheet date.

Currently, the exchange rate of Baht to United States dollars is relatively stable and Asia Properties does not expect any major fluctuation in the currency rate, which would affect the comprehensive income result of exchange gains and losses.

Inflation

Asia Properties intends to acquire and develop real estate projects in Southeast Asia. Real estate values are inflation sensitive and fluctuate from time to time, depending on factors such as the general economic conditions in Southeast Asia. Asia Properties believes that the real estate values in Southeast Asia are currently low. Any future inflation in real estate values will affect Asia Properties' planned real estate development operations.

CAPITAL  STOCK

     (a) During fiscal 1999 the Company issued 70,834 common shares, having a value of $234,547, to various consultants and employees as stock based compensation. This amount was charged to operations in fiscal 1999.

     (b) During fiscal 2000 the Company issued 438,100 common shares for having a total value of $332,729 to various consultants and employees as stock based compensation. This amount was charged to operations during fiscal 2000. Of these shares issued the Company caused 30,000 common shares to be cancelled at no cost to the Company and returned to treasury during fiscal 2001.

     (c) During fiscal 2000 the Company issued 133,248 common shares having a value of $133,348 to settle debt.

     (d) During fiscal 2001 the Company issued 60,000 common shares having a value of $36,000 for consulting services. The Company also issued 58,000 common shares having a value of $21,260 to settle debt.

New  Accounting  Standards

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and will be effective for all fiscal quarters for all fiscal years, which began after June 15, 2000. This standard established accounting and reporting standards for derivative financial instruments and for hedging activities.

Entellium  Corporation

On August 1, 2002 we signed a subscription agreement with Entellium Corporation, in which we purchased 2 million shares of Entellium at a price of $0.01 per share. We acquired shares at this price as compensation for providing Entellium with services and consulting performed by Mr. Mckinney. Mr. Mckinney was responsible for providing general business services, arranging financing, investment banking advice, corporate restructuring services and consulting to the CEO and CFO of Entellium. Mr. Mckinney's services for Entellium granted him the right to purchase the 2 million shares of Entellium. As a result, on August 1, 2002, we purchased two million shares of Entellium for $0.01 per share or $20,000. Fifteen thousand dollars was paid to the company, a further $2,500 was paid to Speechforms on behalf of Entellium and a note for $2,500 that was subsequently paid. Speechforms is not an affiliate of Asia Properties or Entellium.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

The principal executive office of Asia Properties is located at 114 West Magnolia, Suite 400-115, Bellingham, WA 98225. That space was occupied under a one-year lease from an unaffiliated party for $100 per month. That lease expired February 1, 2001. The Office continues to operate out of the same premises on month to month lease basis for $100 per month.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT.

The following table shows the beneficial ownership of Asia Properties common stock as of June 30, 2003. The table shows each person known to us who owns beneficially more than five percent of the outstanding common stock of Asia Properties based on 6,600,782 shares being outstanding as of December 31, 2002, and the total amount of common stock of Asia Properties owned by each of its Directors and Executive Officers and for all of its Directors and Executive Officers as a group.

                                    ACTUAL         ACTUAL
IDENTITY OF PERSON . . . . . . . .  AMOUNT OF      PERCENT OF
OR GROUP . . . . . . . . . . . . .  SHARES OWNED   SHARES OWNED   CLASS
----------------------------------  -------------  -------------  ------
Daniel S. McKinney (1)
13976 Marine Drive
White Rock, BC V4B1A5  Canada. . .  2,415,980 (1)          36.6%  Common
----------------------------------  -------------  -------------  ------
Crestview Associates Ltd. (1)
908 Universal Commercial Bldg.
69 Peking Road, TST  Hong Kong . .    700,000 (1)          10.4%  Common
----------------------------------  -------------  -------------  ------
Coldway Limited (1)
86/14 Sukhumvit 31
Bangkok 10110, Thailand. . . . . .    164,900 (1)           2.5%  Common
----------------------------------  -------------  -------------  ------
Lim Gaik-Im (2)
13976 Marine Drive
White Rock, BC V4B1A5  Canada. . .  2,415,980 (2)          36.6%  Common
----------------------------------  -------------  -------------  ------
Nicholas St. Johnston (3)
86/14 Sukhumvit 31 . . . . . . . .
Bangkok 10110, Thailand. . . . . .     1,579,768           23.9%  Common
----------------------------------  -------------  -------------
Milliard Limited (3)
86/14 Sukhumvit 31
Bangkok 10110, Thailand. . . . . .     539,000(2)           8.2%  Common
----------------------------------  -------------  -------------  ------
David Roberts (4)
5B Kennedy Heights
10 Kennedy Row, Hong Kong. . . . .         5,000   Less than 1%   Common
----------------------------------  -------------  -------------  ------
Geoff Armstrong (5)
250 H Street #123
Blaine, WA 98230 . . . . . . . . .        60,000   Less than 1%   Common
----------------------------------  -------------  -------------  ------
World Web Publishing.com Corp (5)
250 H Street #123
Blaine, WA 98230 . . . . . . . . .     50,000 (5)  Less than 1%   Common
----------------------------------  -------------  -------------  ------
Officers and Directors as a Group
(four persons) . . . . . . . . . .     4,060,748           60.7%  Common
----------------------------------  -------------  -------------  ------

BENEFICIAL OWNERSHIP OF SECURITIES: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

(1) The common shares shown as being beneficially owned by Daniel S. McKinney total 2,415,980 or 36% of the Company and include:

     951,080  shares  held  in  his  name,

     700,000  shares  held  by  Crestview  Associates  Limited,
     164,900  shares  held  by  Coldway  Limited
     600,000  Lim  Gaik-Im,  the  spouse  of  Mr.  Mckinney.

Mr. McKinney and his spouse, Ms. Gaik-Im own all of the outstanding ownership interests of Crestview Associates. Mr. McKinney is a director of Coldway. Ms. Gaik-Im is a citizen of Malaysia and not a resident of the United States.
(2) Includes 600,000 shares held directly by Lim Gaik-Im, Mr. McKinney's spouse, as well as the other shares attributable to Mr. Mckinney as reflected in footnote 1 above.

 (3) The shares shown as being beneficially owned by Nicholas St. Johnston total 1,579,768 or 23.7% of the issued and outstanding shares of the Company and include:

     1,040,768  shares  held  in  his  name;
     539,000 shares held by Milliard Limited. Nicholas St. Johnston owns all of the outstanding ownership interests of Milliard Limited

(4) Does not include 20,000 shares previously deemed beneficially owned by Mr. Roberts which were in the form of options at a price of $1.56 per share, which expired on January 31, 2004

(5) The shares shown as being beneficially owned by Geoff Armstrong total 60,000 and include:

     10,000  shares  held  in  his  name;
     50,000 Options at a price of $1,00 per share held in the name of World Web Publishing.com Corp., which is owned as to 100% by Geoff Armstrong, an officer of the Company.

ITEM  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name of Director or                        Current Position                          Date of Position
Executive Officer              Age         and Office                                & Term of Office
---------------------        --------      ----------------------------------        ----------------
                                                                                     April 6, 2005
 Daniel S. McKinney             43         President, Chief Executive Officer,       Term: one year
                                           and Director                              April 6, 2005
 Nicholas St. Johnston          42         Director                                  Term: one year
                                                                                     February 25, 2005
 David Roberts                  56         Director                                  Term: one year
                                                                                     May 2005
 Geoff Armstrong                62         Secretary                                 Term: one year


DANIEL S. MCKINNEY, President, Chief Executive Officer, and Director . Co-founder; Asia Properties, Inc. From 1981 until 1999, Mr. Mckinney established Mckinney International, a Hong Kong based company engaged in cutting gemstones & supplying world markets. From 1982-84 he founded the Hong Kong Gem & Jewelry show. From 1984 to 1987 he worked to establish Wynmere Ltd., Thailand, a direct selling jewelry company with its manufacturing in Bangkok and gemstone sourcing in Hong Kong In 1989, he established Coldway Ltd., an investment banking firm. In 1994, Mr. McKinney founded Cement Services, Ltd., a construction company, based in Bangkok. In 1998 he founded Asia Properties, Inc. a Bangkok based public real estate company. From 1999-2001 Mr. Mckinney served as a board member of Sunflower (USA) Ltd., a public company with a large industrial facility in China manufacturing copper pipes. Mr. Mckinney graduated from Hong Kong International School in 1979 and studied Chemistry and Biology at Houston Baptist University from 1979 to 1981. Mr. Mckinney speaks Cantonese, Thai, some Portuguese, and Malay.

NICHOLAS ST. JOHNSTON, Director. Co-founder; Asia Properties, Inc. Since December 1, 2001 Mr. St. Johnston has been a Senior Vice President with Greenwich Asia, a real estate banking firm based in Singapore,. Mr. Johnston is a Chartered Surveyor and real estate professional with 19 years experience (17 of which have been in Asia). He qualified as a Chartered Surveyor while working for Hillier Parker, a real estate consultant firm based in London, before moving to Hong Kong in 1984 , to work with Jardines and Hong Kong Land, a property holding company based in Hong Kong. He was a founding Director of the Hong Kong office of Sallmanns PLC, a real estate consulting company based in Hong Kong, before establishing the Thai branch office for International property consultant, Brooke Hillier Parker as the joint Managing Director in 1990. He has acted as property appraiser, investment advisor, and agent. In 1995, he joined property developer Wave Development, in Bangkok, and became the Chief Operations Officer, before co-founding API in April 1998. He formed the Thai branch of the Royal Institution of Chartered Surveyors (RICS), in 1990, and remains active on the committee, which he has chaired twice. Mr. St. Johnston holds a degree with honors from Trent University in England.

DAVID ROBERTS, Director. Mr. Roberts, based in Hong Kong, worked with Hoare Govett, a brokerage firm in Hong Kong 1990 until he retired in January 1999. Since January 1999 he has served as a director in Thailand of ABN AMRO Asia Securities Pcl., a brokerage firm Also since January 1999 he has been a Director of Finansa Ltd., a boutique investment bank based in Bangkok, Frontier Fund Management Co., a Southeast Asian-based mutual fund, and the Siam Investment Fund, which invests solely in Thailand. Prior to joining Hoare

Govett Asia Group in, he was employed by Citibank for 14 years where he served in a number of senior positions throughout Asia including as a director of Vickers Da Costa Ltd., Hong Kong. He has been a Council Member of the Stock Exchange of Hong Kong since 1986, a member of the Exchange's Listing Committee and a Director of the Hong Kong Securities Clearing Company.

GEOFF ARMSTRONG, Secretary. (B.A.) Concordia University 1967. President, Alphanet Communications Corp. since November 1991. Alphanet Communications Corp. was established in 1991 to prepare and assist with the preparation of promotional materials for companies including text and photographs, and to prepare and assist with the preparation of internal corporate documents. Since 1999, the provision of promotional materials has included the provision of text and photographs for the development of websites. He has been President, of Societe Sapphanna S.A.R.L., Madagascar since April 2000, and President of World Web Publishing.com Corp which was incorporated in the State of Nevada on August 14, 2000. World Web Publishing is in the process of developing an online book publishing and distribution company. Mr. Armstrong has been a Freelance business writer since 1990.

ITEM  6.  EXECUTIVE  COMPENSATION.

     The President of the Company has donated services valued at $5,000 per month. This amount has been charged to operations and classified as "donated capital" in stockholders' deficit. The total value of Mr. Mckinney's donated services since 2001 is $240,000. This is not reflected as deferred salary. Mr. Mckinney intends to continue donating his services until such time as the Company is realizing a profit from its planned operations.

SUMMARY  COMPENSATION  TABLE

The following table sets forth the total compensation paid to or accrued, during the fiscal years ended December 31, 2000, 2001, 2002 and 2003 to Asia Property's highest paid executive officers. No salaries were paid prior to 2000. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during these fiscal years.


                                     COMPENSATION  LONG TERM
NAME AND. . . . . . . . . . . . . .  RESTRICTED    COMPENSATION
POSITION. . . . . . . . . . . . . .  YEAR          STOCK         OPTIONS
-----------------------------------  ------------  ------------  -------
                                             2000                139,000  NIL
                                             2001  NIL           NIL
Daniel Mckinney . . . . . . . . . .          2002  NIL           NIL
President & Chief Executive Officer          2003  NIL           NIL
                                             2004  NIL           NIL
                                     ------------  ------------  -------
                                             2000                139,000  NIL
                                             2001  NIL           NIL
Nicholas. . . . . . . . . . . . . .          2002  NIL           NIL
St. Johnston. . . . . . . . . . . .          2003  NIL           NIL
Director. . . . . . . . . . . . . .          2004  NIL           NIL
-----------------------------------  ------------  ------------  -------
                                             2000                  5,000  20,000
                                             2001  NIL           NIL
                                             2002  NIL           NIL
David Diehl . . . . . . . . . . . .          2003  NIL           NIL
Director. . . . . . . . . . . . . .          2004  NIL           NIL
-----------------------------------  ------------  ------------  -------
                                             2000                  5,000  NIL
                                             2001  NIL           NIL
                                             2002  NIL           NIL
David Roberts . . . . . . . . . . .          2003  NIL           NIL
Director. . . . . . . . . . . . . .          2004  NIL           NIL
-----------------------------------  ------------  ------------  -------

 (1) All other compensation includes health insurance and life insurance plans or benefits, car allowances, etc. The Company may omit information regarding group life, health, hospitalization, medical reimbursement or relocation plans that do not discriminate in scope, terms or operation, in favor of executive officers of directors of the registrant and that are available generally to all salaried employees.

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has made no compensation to any of its employees, other than compensation noted in the above table.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

STOCK  OPTION  GRANTS

In February 2001 we issued three-year options to purchase 20,000 shares at a price of $1.56 per share to David Diehl and 20,000 shares at a price of $1.56 per share to David Roberts, both Directors of the Company. These options expired on January 31, 2004 without being exercised. Mr. Diehl is no longer a director. We did not issue any grants of stock options in the 2002 fiscal year to any officer or director.

On February 28, 2003 we issued 50,000 options to World Web Publishing.com Corp. at a price of $1.00 per share for a period of three years. Mr. Armstrong, an officer of the Company, holds all of the outstanding ownership interests of World Web Publishing.com Corp.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

STOCK  OPTIONS

During 2000, we issued 5,000 shares to our two directors, David Diehl and David Roberts. We also granted three-year options to purchase up to 20,000 shares at an exercise price of $1.56 per share to these directors; David Diehl and David Roberts which expired on January 31, 2004. Also in 2000, we issued consulting fees to consulting companies owned by some of our officers and directors and issued our common stock to some of our officers and directors during 1999 and 2000. David Diehl is no longer a director.

The weighted average number of shares under option and option price for the period ended December 31, 2004 are as follows:


                          SHARES UNDER OPTION AND OPTION PRICE
                          ------------------------------------
                                                                              Remaining
                                                                              Life of
                                      Shares     Option   Date      Expiry    Options   Current
Name of Optionee                      Optioned   Price    Granted   Date      (Months)  Status
------------------------------------  ---------  -------  --------  --------  --------  -------

David Diehl                              20,000  $  1.56  02/02/01  01/31/04         0  Expired
------------------------------------  ---------  -------  --------  --------  --------  -------

David Roberts                            20,000  $  1.56  02/02/01  01/31/04         0  Expired
------------------------------------  ---------  -------  --------  --------  --------  -------
World Web
Publishing.com Corp.                     50,000  $  1.00  02/28/03  02/28/05         6  Open
------------------------------------  ---------  -------  --------  --------  --------  -------

The options were granted for services provided or to be provided to the Company.

During 2000, we issued 5,000 shares to David Diehl a Director of the Company, and 5,000 shares to David Roberts also a Director, pursuant to Terms of Appointment as Directors. The value of the shares was at an agreed upon price of $1.00 per share. David Diehl is no longer a director. These shares were issued as compensation for becoming a director in Asia Properties.

In July 2000, Asia Properties received loans from Daniel S. McKinney and Nicholas St. Johnston, executive officers and directors of Asia Properties, and their affiliated entities in the total amount of approximately $411,348. Specifically, these loans were as follows: Daniel Mckinney - $92,580, Coldway Limited - $139,000 (Mr. McKinney and his spouse, Ms. Gaik-Im own 100% of the outstanding shares of Coldway Limited) Nicholas St. Johnston $40,768. Milliard Limited $139,000 (Nicholas St. Johnston owns 100% of the outstanding shares of Milliard Limited).

These loans were payable on demand. Asia Properties was unable to repay the loans in cash and therefore issued shares of common stock in repayment of the loans. This shareholder loan was converted to additional shares of 411,348 on

December 29, 2000 at a price of $1.00 per share as follows: Daniel McKinney, a director loaned $42,337 to API in 2001 and $58,908 in 2002 for general expenses and operations.

On February 28, 2003 we engaged the consulting services of Geoff Armstrong, an officer of the Company, through his company, World Web Publishing.com Corp. Mr. Armstrong will be paid the sum of $5,000 and has received additional compensation of 10,000 restricted shares as well as an option to purchase 50,000 shares at a price of $1.00 per share for two years. The option terminates on February 28, 2005.

Mr. Mckinney has donated services valued at $5,000 per month to Asia Properties. This is not reflected in deferred salary or loans.

ITEM  8.  DESCRIPTION  OF  SECURITIES.

The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON  STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, par value $0.001 per share, of which 6,720,782 shares are issued and outstanding as of June 30, 2004.

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore.

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED  STOCK

The Company is not currently authorized to issue shares of Preferred Stock and has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. Accordingly, there are no preferred shares issued or outstanding as of the date of this registration statement.

DIVIDEND  POLICY

We do not intend to pay additional dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to find future growth.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders if any exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

REPORTS  TO  STOCKHOLDERS

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. Additionally, the Company will issue unaudited quarterly or other interim reports to its stockholders.

TRANSFER  AGENT

The transfer agent and registrar for our Common Stock is Computershare Transfer & Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401.


PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION: Asia Properties common stock has been quoted in United States markets since January 25, 1999 and since that time has been the subject of limited and sporadic quotations in the Pink Sheets under the symbol "ASPZ". Asia Properties intends to apply to have its capital shares listed on the over-the-counter bulletin board maintained by the National Association of Stock Dealers (NASD). We have not, at this time, made application to the NASD over-the-counter Bulletin Board. We will make such application only upon completion of this 10-SB Registration Statement and our consequent status as a reporting company under SEC rules. We will also have to meet the other qualification requirements from Nasdaq. However, Asia Properties cannot make any assurance that quotations on the over-the-counter bulletin board will be approved.

PENNY STOCK REGULATIONS: our common stock is quoted on the Pink Sheets, maintained by Pink Sheets LLC, a privately owned company headquartered in New York City, under the symbol "ASPZ". On August 12, 2004 the last reported sale price of our common stock was $0.84 per share. The Company's common stock is subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

The following table shows the high and low per share price quotations of Asia Properties common stock as reported in the Pink Sheets for the periods presented. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.


                                   HIGH          LOW

2004
          Third  Quarter
          Second  Quarter          $0.70          $0.45
          First  Quarter           $0.70          $0.40


2003
          Fourth  Quarter          $1.90          $0.63
          Third  Quarter           $2.60          $1.00
          Second  Quarter          $3.00          $0.35
          First  Quarter           $2.60          $0.50

2002:
          Fourth  Quarter          $2.50          $0.35
          Third  Quarter           $5.00          $0.20
          Second  Quarter          $0.55          $0.25
          First  Quarter           $0.40          $0.15

HOLDERS: As of June 30, 2004 there were 73 holders of record of Asia Properties common stock. Many of these shares are held in street name, and consequently we have numerous additional beneficial owners.

ITEM  2.  LEGAL  PROCEEDINGS.

Asia Properties is not a party to any material legal proceedings and to the company's knowledge no such proceedings are threatened or contemplated by any party.

ITEM  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS.

In January 2003, the Company terminated Manning Elliott Chartered Accountants of Vancouver, Canada as its independent auditors. The reports of Manning Elliott on the Company's financial statements for the year ending December 31, 2001 has stated that the Company has losses from operations since inception, no source of revenues and insufficient working capital available to meet obligations over the next twelve months and that these factors raise substantial doubt about the Company's ability to continue as a going concern. Because of time constraints on the part of the Auditor for the fiscal year ending December 31, 2001, the Board of Directors and Audit Committee of API approved the decision to change accountants.

In January 2003, the Company engaged the accounting firm of Dale, Matheson, Carr-Hilton Chartered Accountants of Vancouver, Canada as its new independent accountants and who have prepared the financial statements included in this Registration Statement for the year ended December 31, 2003 and reviewed the statements for the year 2004 to date.

During the two most recent fiscal years and through December 31, 2003, there have been no disagreements between the Company and either Manning Elliot Chartered Accountants or Dale, Matheson, Carr-Hilton Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firms, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

During the two most recent fiscal years and through December 31, 2003, with respect to reportable events as defined in Item 304(a)(1)(v) of Regulation S-B, it should be noted that the our current auditor has raised substantial doubt about the Company's ability to continue as a going concern .

ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

On October 20, 2000, 100,000 shares were issued to Hudson Consulting as Settlement for five months of Investor and Public Relations services. These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

On December 29, 2000, 411,348 shares of common stock were issued at a price of $1.00 per share as payment of loans to the Company totaling $411,348. These shares were issued as follows:

Daniel Mckinney was issued 92,580, shares based on a loan to the Company of $92,580. Coldway Limited was issued 139,000 shares, based on a loan to the Company of $139,000 (Mr. McKinney and his spouse, Ms. Gaik-Im own 100% of the outstanding shares of Coldway Limited). Nicholas St. Johnston was issued 40,768 shares based on a loan to the Company of $40,768. Milliard Limited was issued 139,000 shares based on a loan to the Company of $139,000. (Nicholas St. Johnston owns 100% of the outstanding shares of Milliard Limited). These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

The loans by Coldway and Milliard, totaling $278,000, were used to pay salaries all other loans were used for working Capital.

On February 9, 2001, 20,000 shares were issued to Melton J. Horwitz and 4,000 shares were issued to Melton J & Lorainne Charitable Trust to settle an outstanding debt. The dollar value of the shares issued on February 9, 2001 was $1.00 per share based on the average price of the shares during that period These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

On February 28, 2001 36,000 shares were issued to Thiraphong Chansiri to settle an outstanding debt. The dollar value of the shares issued in February, 2001 was $1.00 per share based on the average price of the shares during that period. In addition, also on February 28, 2001 an option to purchase 20,000 shares at a price of $1.56 per share for a period of three years was granted to David Diehl for services and an option to purchase 20,000 shares at a price of $1.56 per share for a period of three years was granted to David Roberts for services. These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

On October 4, 2001 58,000 shares were issued to KCSA Worldwide at a price of $0.44 per share in lieu of a fee of $25,659. KCSA provided investor relations services from August 1998 until September 2000. These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

In October 2002, we issued 20,000 shares of our common stock valued at $10,000 to Cutler Law Group, our securities counsel, in consideration for legal services rendered. These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

On February 28, 2003, 10,000 shares were issued to Falcon Crest Capital. Falcon Crest Capital provided investment banking services. Also on February 28, 2003, 10,000 shares were issued to World Web Publishing.com Corp. for consulting services and document preparation. The dollar value of the shares issued on February 28, 2003 and May 20, 2003 was $0.50 share based on the average price of the shares during that period. In addition, an option to purchase 50,000 to shares at a price of $1.00 per share for a period of two years was granted on February 28, 2003 to World Web Publishing.com, a company owned as to 100% by Geoff Armstrong, secretary to Asia properties, for current and ongoing services. These shares were issued in accordance with Section 4(2) of the Securities Act of 1933 for a private issuance of securities without any public solicitation.

On May 20, 2003, we issued 90,000 shares of our common stock as a commitment fee pursuant to a proposed equity line of credit to Cornell Capital Partners, L.P., and 10,000 shares of our common stock to TN Capital Equities, Ltd. pursuant to a placement agent agreement. The dollar value of the shares issued on May 20, 2003 was $2.20 based on the average price of the shares during that period. These issuances were completed without any public offering or solicitation and exempt in accordance with Section 4(2) of the Securities Act. API management has decided to terminate further pursuit of the equity line of credit with Cornell Capital Partners, and will therefore not require the services of TN Capital Equities, the placement agent. However, API will not be able to recover the shares issued to these parties.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

Section 78.751 of Nevada Revised Statutes provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in any criminal proceeding in which such person had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

As authorized by Section 78.037 of Nevada Revised Statutes, our Articles of Incorporation eliminate or limit the personal liability of a director to our company or to any of its shareholders for monetary damage for a breach of fiduciary duty as a director, except for:

     - Acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or

     - The payment of distributions in violation of Section 78.300 of Nevada Revised Statutes.

Our Articles of Incorporation provide for indemnification of officers and directors to the fullest extent permitted by Nevada law. Such indemnification applies in advance of the final disposition of a proceeding.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART  F/S  FINANCIAL  STATEMENTS





                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 2003

                            (Stated in U.S. dollars)

                                AUDITORS' REPORT


TO  THE  BOARD  OF  DIRECTORS  AND  STOCKHOLDERS
     Asia  Properties,  Inc.
     (A  Development  Stage  Company)

We have audited the consolidated balance sheet of Asia Properties, Inc. (A Development Stage Company) as at December 31, 2003 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the result of its operations and the cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has been in the development stage since its inception on April 6, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


      /s/ Dale, Matheson, Carr-Hilton LaBonte

VANCOUVER,  B.C.     DALE,  MATHESON,  CARR-HILTON
JUNE  10,  2004        CHARTERED  ACCOUNTANTS

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                December 31, 2003
                            (Stated in U.S. Dollars)


                                                             2003         2002
-------------------------------------------------------------------------------
                                                      $            $

                                 ASSETS

CURRENT ASSETS
 Cash. . . . . . . . . . . . . . . . . . . . . . . .          219           32
Prepaid expenses . . . . . . . . . . . . . . . . . .            -       16,500
-------------------------------------------------------------------------------

TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . .          219       16,532

INVESTMENT IN SHARES (Note 3). . . . . . . . . . . .       20,000       20,000

PROPERTY, PLANT AND EQUIPMENT (Note 4) . . . . . . .            -        7,639
-------------------------------------------------------------------------------

TOTAL ASSETS . . . . . . . . . . . . . . . . . . . .       20,219       44,171
===============================================================================


                   LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
 Accounts payable. . . . . . . . . . . . . . . . . .       50,782        1,366
 Accrued liabilities . . . . . . . . . . . . . . . .        5,000        5,000
 Due to related parties (Note 5) . . . . . . . . . .      122,117      107,744
-------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES. . . . . . . . . . . . . .      177,899      114,110

SHAREHOLDERS' DEFICIT

   SHARE CAPITAL (Note 6). . . . . . . . . . . . . .        6,721        6,601

   ADDITIONAL PAID-IN CAPITAL. . . . . . . . . . . .    1,522,763    1,402,883

   DONATED CAPITAL (Note 5). . . . . . . . . . . . .      210,000      150,000

   DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE.   (1,897,164)  (1,629,423)

TOTAL SHAREHOLDERS' DEFICIT. . . . . . . . . . . . .     (157,680)     (69,939)
-------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT. . . . .       20,219       44,171
===============================================================================

                                               CONTINGENT  LIABILITY  (Note  8)
                                                   SUBSEQUENT  EVENT  (Note  9)
ON  BEHALF  OF  THE  BOARD

                         Director

                         Director

                        See notes to financial statements

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                          Year ended December 31, 2003
                            (Stated in U.S. Dollars)

                                                 Accumulated from
                                                 April 6, 1998         For the Year    For the Year
                                                 (Date of Inception)   Ended           Ended
                                                 to December 31,       December        December 31
                                                 2003                  31, 2003        2002
                                                 $                     $               $
-----------------------------------------------  --------------------  --------------  -------------
REVENUE . . . . . . . . . . . . . . . . . . . .                    -               -              -
-----------------------------------------------  --------------------  --------------  -------------

EXPENSES
Advertising and promotion . . . . . . . . . . .                                  581              -
Amortization. . . . . . . . . . . . . . . . . .                                    -          4,047
Interest and bank charges . . . . . . . . . . .                                1,606            350
Investment banking and finders fees . . . . . .                              100,000              -
Management fees . . . . . . . . . . . . . . . .                               60,000         60,000
Office and sundry . . . . . . . . . . . . . . .                                1,859          2,809
Professional fees . . . . . . . . . . . . . . .                               81,109          7,869
Telephone . . . . . . . . . . . . . . . . . . .                                2,508          1,380
Travel. . . . . . . . . . . . . . . . . . . . .                               11,328          6,575
Trust and filing fees . . . . . . . . . . . . .                                1,706         20,309
-----------------------------------------------  --------------------  --------------  -------------

                                                           2,033,427         260,697        103,339
-----------------------------------------------  --------------------  --------------  -------------

LOSS BEFORE INCOME TAXES AND
EXTRAORDINARY ITEM. . . . . . . . . . . . . . .            2,033,427         260,697        103,339

INCOME TAXES RECOVERED. . . . . . . . . . . . .                  595             595              -
-----------------------------------------------  --------------------  --------------  -------------

LOSS BEFORE EXTRAORDINARY ITEMS . . . . . . . .           (2,032,832)       (260,102)      (103,339)

EXTRAORDINARY ITEMS
Expense recovery (Note 8) . . . . . . . . . . .              143,307                        143,307
Write-down of capital assets (Note 4) . . . . .               (7,639)         (7,639)
-----------------------------------------------  --------------------  --------------  -------------

NET INCOME (LOSS) . . . . . . . . . . . . . . .           (1,897,164)       (267,741)        39,968
=====================================================================  ==============  =============



BASIC AND DILUTED NET INCOME (LOSS) PER SHARE .                                (0.04)          0.01
                                                                       ==============  =============
WEIGHTED AVERAGE SHARES OUTSTANDING BASIC . . .                            6,694,316      6,581,878
                                                                       ==============  =============
PLUS: INCREMENTAL SHARES OF ASSUMED CONVERSION.                               90,000         40,000
                                                                       ==============  =============
ADJUSTED WEIGHTED AVERAGE SHARES. . . . . . . .                            6,784,316      6,621,878
                                                                       ==============  =============


                        See notes to financial statements

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                          Year ended December 31, 2003
                            (Stated in U.S. Dollars)

                                                                                                     Deficit
                                                                                                     Accumulated
                                                   Common Stock                                      During
                                                   -------------         Additional                  the
                                            Number                       Paid-in       Development   Development
                                            of             Amount        Capital       Stage         Stage
                                            Shares         $             $             $             $
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 1998. . . . . . . .     7,250,600         7,251        634,349       641,600     (187,633)
                                            -------------  ------------  ------------  ------------  ------------

Shares issued for services . . . . . . . .        70,834            71        234,476       234,547            -
Net loss for the year. . . . . . . . . . .             -             -              -             -     (660,954)
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 1999. . . . . . . .     7,321,434         7,322        868,825       876,147     (848,587)

Shares cancelled and returned to treasury.    (1,400,000)       (1,400)         1,400             -            -
Shares issued for:
     Services. . . . . . . . . . . . . . .       438,100           438        332,291       332,729            -
     Settlement of debt. . . . . . . . . .       133,248           133        133,215       133,348            -
Net loss for the year. . . . . . . . . . .             -             -              -             -     (479,683)
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 2000. . . . . . . .     6,492,782         6,493      1,335,731     1,342,224   (1,328,270)

Shares cancelled and returned to treasury.       (30,000)          (30)            30             -            -
Shares issued for:
     Services (Note 6(a)). . . . . . . . .        60,000            60         35,940        36,000            -
     Settlement of debt (Note 6(a)). . . .        58,000            58         21,202        21,260            -
Net loss for the year. . . . . . . . . . .             -             -              -             -     (341,121)
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 2001. . . . . . . .     6,580,782         6,581      1,392,903     1,399,484   (1,669,391)

Shares issued for services (Note 6(b)) . .        20,000            20          9,980        10,000            -
Net income for the year. . . . . . . . . .             -             -              -             -       39,968
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 2002. . . . . . . .     6,600,782         6,601      1,402,883     1,409,484   (1,629,423)

Shares issued for services (Note 6(c)) . .       120,000           120        119,880       120,000            -
Net income for the year. . . . . . . . . .             -             -              -             -     (267,741)
                                            -------------  ------------  ------------  ------------  ------------

Balance - December 31, 2003. . . . . . . .     6,600,782         6,721      1,522,763     1,529,484   (1,897,164)
                                            =============  ============  ============  ============  ============

                        See notes to financial statements

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          Year ended December 31, 2003
                            (Stated in U.S. Dollars)

                                                           Accumulated from
                                                           April 6, 1998         For the Year    For the Year
                                                            (Date of Inception)  Ended           Ended
                                                           to December 31,       December 31,    December 31,
                                                                          2003            2003           2002
                                                           $                     $               $
                                                           --------------------  --------------  -------------

OPERATING ACTIVITIES
  Net income (loss) . . . . . . . . . . . . . . . . . . .           (1,897,164)       (267,741)        39,968
  Items not affecting cash
    Amortization. . . . . . . . . . . . . . . . . . . . .               12,599               -          4,048
    Write-down of investment to net realizable value. . .               27,000               -              -
    Write-down of capital assets (Note 4) . . . . . . . .                7,639           7,639
    Donated consulting services (Note 5). . . . . . . . .              210,000          60,000         90,000
    Deferred assets amortized . . . . . . . . . . . . . .               12,507               -              -
    Gain on forgiveness of debt . . . . . . . . . . . . .             (143,307)              -       (143,307)
    Shares issued for services rendered (Note 6). . . . .              733,276         120,000         10,000

  Changes in non-cash working capital
    Increase in prepaid assets. . . . . . . . . . . . . .                    -          16,500        (16,500)
    Increase (decrease) in accounts payable and accruals.              353,697          49,416        (30,000)
                                                           --------------------  --------------  -------------
  Cash flow used by operating activities. . . . . . . . .             (683,753)        (14,186)       (45,791)
                                                           --------------------  --------------  -------------

INVESTING ACTIVITIES
  Increase in deferred assets . . . . . . . . . . . . . .              (12,507)              -              -
  Purchase of securities (Note 3) . . . . . . . . . . . .              (20,000)              -        (20,000)
  Purchase of property, plant and equipment . . . . . . .              (20,238)              -              -
  Purchase of investment. . . . . . . . . . . . . . . . .              (27,000)              -              -
                                                           --------------------  --------------  -------------
  Cash flow used by investing activities. . . . . . . . .              (79,745)              -        (20,000)
                                                           --------------------  --------------  -------------

FINANCING ACTIVITIES
  Issuance of stock . . . . . . . . . . . . . . . . . . .              641,600
  Advances from related parties . . . . . . . . . . . . .              122,117          14,373         65,407
                                                           --------------------  --------------  -------------
  Cash flow from financing activities . . . . . . . . . .              763,117          14,373         65,407
                                                           --------------------  --------------  -------------

INCREASE (DECREASE) IN CASH FLOW. . . . . . . . . . . . .                  219             187           (384)

CASH, BEGINNING OF YEAR . . . . . . . . . . . . . . . . .                    -              32            416
                                                           --------------------  --------------  -------------


CASH, END OF YEAR . . . . . . . . . . . . . . . . . . . .                  219             219             32
                                                           ====================  ==============  =============


NON-CASH FINANCING ACTIVITIES
  Shares issued for services rendered . . . . . . . . . .              733,276         120,000         10,000
  Shares issued to settle debt. . . . . . . . . . . . . .              154,608               -              -
                                                           --------------------  --------------  -------------

                                                                       887,884         120,000         10,000
                                                           ====================  ==============  =============

                        See notes to financial statements

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)

1.     NATURE  OF  OPERATIONS  AND  CONTINUANCE  OF  OPERATIONS

     Asia Properties, Inc. (the "Company") was incorporated in Nevada on April 6, 1998. The Company was formed to seek opportunities to invest in real estate projects in Asia. The Company has a 100% owned subsidiary, Asia Properties, International (Thailand) Ltd., which was registered in Thailand on August 2, 1999, to conduct the Company's real estate operations in Thailand.

     Planned principal activities have not yet begun and revenues have not been realized as the company is still in its development stage. The Company will continue to be in the development stage until it commences its principal business activities and significant revenues begin. In a development stage company, management devotes most of its activities to developing a market for its business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. Management has plans to seek additional capital through a private placement of its common stock as outlined below.
These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

     On June 4, 2002 the Company signed a non-binding letter of intent with Entellium Investments, Ltd. ("Entellium") and Entellium's controlling shareholders, pursuant to which the parties agreed to complete a share exchange transaction that would result in a reverse takeover of the Company by Entellium. Entellium is based in Malaysia and is in the business of providing businesses of all sizes with a suite of e-business tools to simplify and enhance key sales, marketing and customer processes (Customer Relationship Management) at a fraction of the cost of traditional methods. On August 1, 2002 the Company terminated its Letter of Intent with Entellium and instead purchased two million shares representing 11% of Entellium for $0.01 per share or $20,000.

     On October 3, 2002 the Company signed a letter of intent for an Equity Line of Credit with Cornell Capital Partners L.P. Under the terms of this agreement, Cornell is committed to purchase up to $10,000,000 worth of common shares of the Company over a 24 month period commencing on the date of registration of the Company's shares with the Securities and Exchange Commission. The purchase price of the shares will be equal to 98% of the market price at the time of purchase. These shares will have various restrictions placed on them as well as other obligations connected with the closing costs including $15,000 of legal fees associated with these transactions. Subsequently, on February 21, 2003, the Company amended the equity line from $10 million down to $5 million.

     On February 19, 2003 the Company signed a Memorandum of Understanding to purchase 46 acres of beachfront land in Phuket, Thailand for $9.5 million. The Company intends to issue common stock for $5.33 million and seek bank financing for $4.16 million. The Company plans to utilize its Equity Line of Credit with Cornell Capital to develop a resort.

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)

2.     SIGNIFICANT  ACCOUNTING  POLICIES

     a)     Consolidated  Financial  Statements

These consolidated financial statements include the accounts of the Company, and its 100% owned Thailand subsidiary, Asia Properties, International (Thailand) Ltd. This subsidiary is inactive, and no intercompany transactions have taken place; therefore, no transactions were required to be eliminated on consolidation.

b)     Use  of  Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c)     Foreign  Currency  Translation

The Company and its subsidiary use the US dollar as its functional currency. As operations in Thailand have not yet commenced, there were no foreign currency translation adjustments required for the year ended December 31, 2003. Assuming the US dollar does remain as the Company's functional currency, the Company's policy for accounting for foreign currency transactions when they do occur will be as follows: revenue, expenses and non-monetary balance sheet items in foreign currencies will bee translated into U.S. dollars at the rate of exchange prevailing on the transaction dates, and monetary balance sheet items will be translated at the rate prevailing at the balance sheet date. The resulting exchange gain or loss will be charged to operations.

     d)     Cash  and  Cash  Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of issuance to be cash equivalents.

     e)     Investment  in  shares

The Company considers the investment in shares of Entellium as available for sale securities. This investment is carried at cost as the fair market value of these securities is not readily determinable and the Company does not exercise significant influence over Entellium. In determining the appropriate carrying value of this investment management considers whether there are there any factors to indicate that an impairment in value has occurred. No adjustment for impairment in value is considered necessary at this time.

f)     Property,  Plant  and  Equipment

Office equipment is recorded at cost. Depreciation is computed on a straight-line basis over their estimated useful lives, ranging from three to seven years. The carrying values of capital assets are reviewed whenever events or circumstances indicate and impairment in carrying value may have occurred. Should an impairment be indicated, recoverable value is estimated by management based on future expected undiscounted cash flows from use or sale of the assets.

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)


2.     SIGNIFICANT  ACCOUNTING  POLICIES  -  CONT'D

g)     Basic  and  Diluted  Net  Income  (Loss)  per  Share

The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") No.128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share
(EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period.
Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

h)     Accounting  for  Stock-Based  Compensation

SFAS No.123, "Accounting for Stock-Based Compensation", requires that stock awards granted be recognized as compensation expense based on fair values at the date of grant. Alternatively, a company may account for stock awards granted under Accounting Principles Board Opinion (APB) No.25, "Accounting for Stock Issued to Employees", and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees under APB No.25 and make the required pro forma disclosures for compensation expense. Stock based compensation for non-employees are accounted for using SFAS No.123.

     i)     Income  Taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No.109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes as the Company has incurred losses since inception. The Company's total deferred tax asset as of December 31, 2003 and 2002, is as follows:

                                                   2003                  2002
                                              $                  $
                                              --------------     ---------------

                 Net operating loss                 (267,741)          (128,000)
                 Valuation allowance                 267,741            128,000
                                              --------------     ---------------

                                                           -                  -
                                               ==============     ==============

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)

2.     SIGNIFICANT  ACCOUNTING  POLICIES  -  CONT'D


     i)     Income  Taxes  cont.

     The  Company  has  incurred  net  operating  losses  as  follows:

                        Amount          Year  of
     Year  of  Loss     $               Expiration
     --------------     ------          ----------

         1998           188,000          2017
         1999           661,000          2018
         2000           480,000          2019
         2001           198,000          2020
         2002           128,000          2021
         2003           267,741          2022


     j)     Impairment

     Certain long-term assets of the Company are reviewed at least quarterly to determine whether there are indications the carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ["SFAS"] No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

3.     INVESTMENT

On August 1, 2002 the Company purchased two million shares of Entellium Investments Ltd. representing 11% of the outstanding voting shares of Entellium for $0.01 per share or $20,000. The Company was granted the right to purchase these shares at $0.01 per share for providing the following services:

a)     General  investment  banking  and  business  development
b) Development of market entry strategies into North America, including the Telus deal
c) Strategic fund raising activities and arranging a US$5 million line of credit
d)     Consulting  to  Entellium's  senior  executives
e)     Legal  and  accounting  advisory  and  professional  introductions

The fair market value of the investment in Entellium is assessed for impairment by management. No factors have come to management's attention that would indicate that a write down of this investment is required.

(See  Note  2(e))

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)


4.     PROPERTY,  PLANT  AND  EQUIPMENT


                                  2003                                 2002
                   -------------------------------------------     --------
                            Accumulated
                   Cost     Amortization     Disposals     Net          Net
                    $            $              $           $            $
                    ---------    ---------   --------     --------  ----------

Office equipment    20,238       20,238      7,639              -      7,639
                    =========    =========   ========     ========  ==========

Office equipment consisted of various minor assets. The office was abandoned and the office equipment is no longer in use, so the balance of the undepreciated cost was written off


5.     RELATED  PARTY  TRANSACTIONS


The amounts owing to the directors are unsecured, non-interest bearing and due on demand.

The President of the Company has donated services valued at $5,000 per month. This amount has been charged to operations and classified as "donated capital" in stockholders' deficit.



6.     SHARE  CAPITAL


                                                           2003             2002
                                                           ----             ----
AUTHORIZED:
50,000,000 Common shares, par value of $0.0001 each

ISSUED:
6,720,792 Common shares                                   $6,721          $6,601


     The Company issued shares for services in the current and prior year as follows:

a) During year ended December 31, 2002, the Company issued 20,000 common shares having a value of $10,000 for legal services.

     b) During year ended December 31, 2003, the Company issued 20,000 common shares having a value of $20,000 for legal services, and 100,000 common shares having a value of $100,000 for investment banker and finders services.

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)



7.     STOCK  OPTIONS


The weighted average number of shares under option and option prices for the period ended December 31, 2003 are as follows:

                                                    Weighted
                         Shares     Weighted        Average
                         Under      Average         Remaining
                         Option     Option Price    Life of Options
                         $          $               (Months)
                         ---------  --------------  ---------------

Beginning of period (a)     40,000            1.56                1
Granted (b) . . . . . .     50,000            1.00               14
Exercised . . . . . . .          -               -                -
Cancelled . . . . . . .          -               -                -
Lapsed. . . . . . . . .          -               -                -
                         ---------  --------------  ---------------

End of period . . . . .     90,000            1.25                8
                         =========  ==============  ===============

The options were granted for services provided or to be provided to the Company. SFAS No.123 requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No.25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

     SFAS No.123 requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No.25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model using the following assumptions: risk free interest rate of 4.50%, expected volatility of 269%, an expected option life of two years, and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net income (loss) and net income (loss) per share for the year ended December
31,  2003  and  the  year  ended  December  31, 2002 would have been as follows:

                                           2003     2002
                                      $           $
                                      ----------  ----------

  Net income (loss)
    As reported. . . . . . . . . . .   (267,741)  39,968
    Pro forma. . . . . . . . . . . .   (310,155)  39,968
  Basic net income (loss) per share
    As reported. . . . . . . . . . .      (0.04)    0.01
    Pro forma. . . . . . . . . . . .      (0.05)    0.01

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)

8.     CONTINGENCY


     An account payable in the amount of $143,307 in respect of legal services in prior periods was reversed in 2002, as the legal work performed considered unsatisfactory. A gain on reversal of this debt was recorded in the current year. The Company believes the matter has been properly settled but the law firm that provided these services has not acknowledged in writing this settlement.

9.     SUBSEQUENT  EVENTS


a) The company issued a memo of understanding to Quest Resources Company Ltd (Quest Resources) on April 21, 2004, outlining their intent to purchase a controlling interest in Quest Resources and assist Quest Resources in its future investment program. This program includes the purchase and development of a resort in Chonburi, Thailand.

b) The company issued a letter of intent to Lehman Brothers Asian Investments Limited on May 19, 2004, outlining their intent to work together to develop the 46 acres of beachfront land in Phuket, Thailand that Asia Properties Ltd. has indicated it intends to purchase. As part of the agreement, Asia Properties Ltd. intends to finance the project with the line of credit from Cornell Capital Partners Ltd., and Lehman Brothers Asian Investments Limited will provide additional financing to complete the project.

                              ASIA PROPERTIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                  For the six month period ending June 30, 2004
                            (Stated in U.S. Dollars)

Asia  Properties,  Inc.
(A  Development  Stage  Company)
Consolidated  Balance  Sheets

(Expressed  in  US  Dollars)

                                                                 June 30,2004    Dec. 31, 2003
                                                                 $               $
                                                                 --------------  ---------------

                                                 Assets

Current Assets

Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            207              219
                                                                 --------------  ---------------

Investment in Shares of Entellium Investments, Ltd.- at cost
                                                                 --------------  ---------------
                                                                        20,000           20,000

Total Assets. . . . . . . . . . . . . . . . . . . . . . . . . .         20,207           20,219
                                                                 ==============  ===============


                         Liabilities and Stockholders' Deficit


Current Liabilities
Accounts Payable. . . . . . .. . . .. . . . . . . . . . . . . .         33,923           50,782
Accrued liabilities . . . . . . . . . . . . . . . . . . . . . .              -            5,000
                                                                 --------------  ---------------
                                                                        33,923           55,782

Due to related parties - Deferred . . . . . . . . . . . . . . .        157,203          122,117
                                                                 --------------  ---------------

Total Liabilities . . . . . . . . . . . . . . . . . . . . . . .        191,126          177,899
                                                                 --------------  ---------------

Stockholders' Deficit

Common Stock, $0.001 par value 50,000,000 shares authorized;. .          6,721            6,721

Additional Paid-in Capital. . . . . . . . . . . . . . . . . . .      1,522,763        1,522,763

Donated Capital (Note 5). . . . . . . . . . . . . . . . . . . .        240,000          210,000

Deficit Accumulated During the Development Stage. . . . . . . .     (1,940,403)      (1,897,164)
                                                                 --------------  ---------------

Total Stockholders' Deficit . . . . . . . . . . . . . . . . . .       (170,919)        (157,680)
                                                                 --------------  ---------------

Total Liabilities and Stockholders' Deficit . . . . . . . . . .         20,207           20,219
                                                                 ==============  ===============

Asia  Properties,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Operations

 (Expressed  in  Us  Dollars)

                                        For the Three Months       For the Six Months
                                            Ended June 30            Ended June 30
                                     2004         2003         2004         2003
                                     $            $            $            $
                                     -----------  -----------  -----------  -----------

Revenue . . . . . . . . . . . . . .          --            -            -            -
                                     -----------  -----------  -----------  -----------

General and Administration Expenses

Management Fees . . . . . . . . . .      15,000       15,000       30,000       30,000
Investment Banking and Finders Fee.           -       17,500            -       20,000
Audit & Legal . . . . . . . . . . .       3,676       15,418        4,116       18,530
Office Equipment Write off. . . . .           -        7,639            -        7,639
Travel. . . . . . . . . . . . . . .       3,817        2,255        5,072        4,251
Trust & Filing Fees . . . . . . . .         340          637          431        1,066
Telephone & Internet. . . . . . . .         128          582          138        1,271
Promotion . . . . . . . . . . . . .         766          428        1,375          428
Bank Charges & Interest . . . . . .         423          404          871          743
Office Expenses . . . . . . . . . .         785          345        1,236          679
Compensation expense. . . . . . . .           -            -            -       42,414
                                     -----------  -----------  -----------  -----------

Net Loss For The Period . . . . . .      24,935       60,208       43,239      127,021
                                     ===========  ===========  ===========  ===========

Net Loss Per Share. . . . . . . . .      (0.004)      (0.009)      (0.006)      (0.018)
                                     ===========  ===========  ===========  ===========

Weighted Average Shares Outstanding   6,720,782    6,720,782    6,720,782    6,720,782
                                     ===========  ===========  ===========  ===========

(Diluted  loss per share has not been presented, as the result is anti-dilutive)

Asia  Properties,  Inc.
(A  Development  Stage  Company)
Consolidated  Statement  of  Stockholders'  Deficit\

(Expressed  in  US  Dollars)

                                                                                                   Deficit
                                                                                                   Accumulated
                                                                         Additional                During the
                                                   Common Stock          Paid-in                   Development
                                            Shares         Amount        Capital       Total       Stage
                                                  #        $              $             $           $
                                            ------------   ------------   -----------   ---------   ------------
Balance - December 31, 1998. . . . . . . .     5,850,600         5,851        635,749     641,600     (187,633)

Shares issued for services . . . . . . . .        70,834            71        234,476     234,547            -

Net loss for the year. . . . . . . . . . .             -             -              -           -     (660,954)

                                            ------------   ------------   -----------   ---------   ------------
Balance - December 31, 1999 (audited). . .     5,921,434         5,922        870,225     876,147     (848,587)

Shares issued for:

Services . . . . . . . . . . . . . . . . .       438,100           438        332,291     332,729            -

Settlement of debt . . . . . . . . . . . .       133,248           133        133,215     133,348            -

Net loss for the year. . . . . . . . . . .             -             -              -           -     (479,683)
                                            ------------   ------------   -----------   ---------   ------------

Balance - December 31, 2000 (audited). . .     6,492,782         6,493      1,335,731   1,342,224   (1,328,270)

Shares cancelled and returned to treasury.       (30,000)          (30)            30           -            -

Shares issued for:

Services . . . . . . . . . . . . . . . . .        60,000            60         35,940      36,000            -
Settlement of debt . . . . . . . . . . . .        58,000            58         21,202      21,260            -

Net loss for the year . . . . . . .                    -             -              -           -     (340,121)
                                            ------------   ------------   -----------   ---------   ------------

Balance - December 31, 2001 (audited). . .     6,580,782         6,581      1,392,903   1,399,484   (1,669,391)

Shares issued for services . . . . . . . .        20,000            20          9,980      10,000

Net income for the period. . . . . . . . .             -             -              -           -       39,968
                                            ------------   ------------   -----------   ---------   ------------

Balance - December 31, 2002 (audited). . .     6,600,782         6,601      1,402,883   1,409,484   (1,629,423)

Shares issued for services . . . . . . . .       120,000           120        119,880     120,000

Net loss for the period. . . . . . . . . .      (267,741)
                                            ------------   ------------   -----------   ---------   ------------

Balance - December 31, 2003. . . . . . . .     6,720,782         6,721      1,522,763   1,529,484   (1,897,164)

Net loss for the period. . . . . . . . . .       (43,239)
                                            ------------   ------------   -----------   ---------   ------------

Balance - to June 30, 2004 . . . . . . . .     6,720,782             6          6,721   1,522,763    1,529,484   (1,940,403)
                                            ------------   ------------   -----------   ---------   ------------


Asia  Properties,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Cash  Flows

(Expressed  in  US  Dollars)


                                            Three Months ended     Six Months Ended
                                                 June 30               June 30
                                             2004       2003      2004       2003
                                            --------  --------  ---------  ---------
Cash provided by (used in)

Net loss for the period . . . . . . . . . .  (24,935)  (60,208)  (43,239)  (127,021)

Items not affecting cash
   Amortization . . . . . . . . . . . . . .        -     7,639         -      7,639
   Donated Services . . . . . . . . . . . .   15,000    15,000    30,000     30,000
   Reduction in Prepaid Expenses. . . . . .        -    17,500         -     20,000

Change in non-cash working capital items. .   (6,093)   16,872   (27,572)    60,160
                                            --------  --------  ---------  ---------

Cash Flow Used in Operating Activities. . .   (3,842)   (3,197)  (40,811)    (9,222)
                                            --------  --------  ---------  ---------

Financing Activities

  Issuance of share capital . . . . . . . .        -         -         -          -
  Advances from related parties . . . . . .    4,026     3,188    40,799     13,669
                                            --------  --------  ---------  ---------

Cash Flow Provided by Financing Activities.    4,026     3,188    40,799     13,669
                                            --------  --------  ---------  ---------

Net Increase (decrease) in Cash . . . . . .      184        (9)      (12)     4,447

Cash - Beginning of Period. . . . . . . . .       23       107       219        416
                                            --------  --------  ---------  ---------

Cash - End of Period. . . . . . . . . . . .      207        98       207      4,863
                                            ========  ========  ========== =========


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year ended December 31, 2003

                            (Stated in U.S. Dollars)


1.     NATURE  OF  OPERATIONS  AND  CONTINUANCE  OF  OPERATIONS

     Asia Properties, Inc. (the "Company") was incorporated in Nevada on April 6, 1998. The Company was formed to seek opportunities to invest in real estate projects in Asia. The Company has a 100% owned subsidiary, Asia Properties, International (Thailand) Ltd., which was registered in Thailand on August 2, 1999, to conduct the Company's real estate operations in Thailand.

     Planned principal activities have not yet begun and revenues have not been realized as the company is still in its development stage. The Company will continue to be in the development stage until it commences its principal business activities and significant revenues begin. In a development stage company, management devotes most of its activities to developing a market for its business. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. Management has plans to seek additional capital through a private placement of its common stock as outlined below.
These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

     On June 4, 2002 the Company signed a non-binding letter of intent with Entellium Investments, Ltd. ("Entellium") and Entellium's controlling shareholders, pursuant to which the parties agreed to complete a share exchange transaction that would result in a reverse takeover of the Company by Entellium. Entellium is based in Malaysia and is in the business of providing businesses of all sizes with a suite of e-business tools to simplify and enhance key sales, marketing and customer processes (Customer Relationship Management) at a fraction of the cost of traditional methods. On August 1, 2002 the Company terminated its Letter of Intent with Entellium and instead purchased two million shares representing 11% of Entellium for $0.01 per share or $20,000.

     On October 3, 2002 the Company signed a letter of intent for an Equity Line of Credit with Cornell Capital Partners L.P. Under the terms of this agreement, Cornell was committed to purchase up to $10,000,000 worth of common shares of the Company over a 24-month period commencing on the date of registration of the Company's shares with the Securities and Exchange Commission. The purchase price of the shares was to equal 98% of the market price at the time of purchase and would have various restrictions placed on them as well as other obligations connected with the closing costs including $15,000 of legal fees associated with these transactions. On August 22. 2004 the Company terminated this equity line. On August 25, 2004 the Company signed a new agreement with Lifeway Enterprises and Lehman Brothers Asian Investments Limited
     to  fund  the  development  of  a  resort.  (see  9  -  Subsequent  Events)

     On February 19, 2003 the Company signed a Memorandum of Understanding to purchase 46 acres of beachfront land in Phuket, Thailand for $9.5 million.

2.     SIGNIFICANT  ACCOUNTING  POLICIES

     a)     Consolidated  Financial  Statements

These consolidated financial statements include the accounts of the Company, and
its  100%  owned  Thailand     subsidiary,  Asia  Properties,  International
(Thailand) Ltd. This subsidiary is inactive, and no intercompany transactions have taken place; therefore, no transactions were required to be eliminated on consolidation.

b)     Use  of  Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c)     Foreign  Currency  Translation

The Company and its subsidiary use the US dollar as its functional currency. As operations in Thailand have not yet commenced, there were no foreign currency translation adjustments required for the six-month period ended June 30, 2003. Assuming the US dollar does remain as the Company's functional currency, the Company's policy for accounting for foreign currency transactions when they do occur will be as follows: revenue, expenses and non-monetary balance sheet items in foreign currencies will bee translated into U.S. dollars at the rate of exchange prevailing on the transaction dates, and monetary balance sheet items will be translated at the rate prevailing at the balance sheet date. The resulting exchange gain or loss will be charged to operations.

     d)     Cash  and  Cash  Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of issuance to be cash equivalents.

     e)     Investment  in  shares

The Company considers the investment in shares of Entellium as available for sale securities. This investment is carried at cost as the fair market value of these securities is not readily determinable and the Company does not exercise significant influence over Entellium. In determining the appropriate carrying value of this investment management considers whether there are there any factors to indicate that impairment in value has occurred. No adjustment for impairment in value is considered necessary at this time.

f)     Property,  Plant  and  Equipment

Office equipment is recorded at cost. Depreciation is computed on a straight-line basis over their estimated useful lives, ranging from three to seven years. The carrying values of capital assets are reviewed whenever events or circumstances indicate and impairment in carrying value may have occurred. Should impairment be indicated, recoverable value is estimated by management based on future expected undiscounted cash flows from use or sale of the assets.


g)     Basic  and  Diluted  Net  Income  (Loss)  per  Share

The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") No.128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share
(EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period.

Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

h)     Accounting  for  Stock-Based  Compensation

SFAS No.123, "Accounting for Stock-Based Compensation", requires that stock awards granted be recognized as compensation expense based on fair values at the date of grant. Alternatively, a company may account for stock awards granted under Accounting Principles Board Opinion (APB) No.25, "Accounting for Stock Issued to Employees", and disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation for employees under APB No.25 and make the required pro forma disclosures for compensation expense. Stock based compensation for non-employees are accounted for using SFAS No.123.

     i)     Income  Taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No.109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes as the Company has incurred losses since inception. The Company's total deferred tax asset as of December 31, 2003 and 2002, is as follows:

                                2003         2002
                                 $             $


      Net Operating loss     (267,741)     (128,000)
      Valuation allowance      267,741      128,000
                               --------     --------
                                    -              -
                              =========     ========

     i)     Income  Taxes  cont.

     The  Company  has  incurred  net  operating  losses  as  follows:
                        Amount          Year  of
     Year  of  Loss          $          Expiration
     --------------     ------          ----------

          1998         188,000          2017
          1999         661,000          2018
          2000         480,000          2019
          2001         198,000          2020
          2002         128,000          2021
          2003         267,741          2022

     j)     Impairment

     Certain long-term assets of the Company are reviewed at least quarterly to determine whether there are indications the carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ["SFAS"] No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

3.     INVESTMENT

On August 1, 2002 the Company purchased two million shares of Entellium Investments Ltd. representing 11% of the outstanding voting shares of Entellium for $0.01 per share or $20,000. The Company was granted the right to purchase these shares at $0.01 per share for providing the following services:

a)     General  investment  banking  and  business  development
b) Development of market entry strategies into North America, including the Telus deal
c) Strategic fund raising activities and arranging a US$5 million line of credit
d)     Consulting  to  Entellium's  senior  executives
e)     Legal  and  accounting  advisory  and  professional  introductions

The fair market value of the investment in Entellium is assessed for impairment by management. No factors have come to management's attention that would indicate that a write down of this investment is required.

(See  Note  2(e))

4.     PROPERTY,  PLANT  AND  EQUIPMENT

                                                              2003          2002
                                 Accumulated
                        Cost     Amortization     Disposals     Net          Net
                         $           $               $           $            $
                     ------     ------           ---------   --------     ------
Office equipment     20,238     20,238            7,639            -       7,639
                     ======     ======           =========   ========     ======

Office equipment consisted of various minor assets. The office was abandoned and the office equipment is no longer in use, so the balance of the undepreciated cost was written off

5.     RELATED  PARTY  TRANSACTIONS

The amounts owing to the directors are unsecured, non-interest bearing and due on demand.

The President of the Company has donated services valued at $5,000 per month. This amount has been charged to operations and classified as "donated capital" in stockholders' deficit.

6.     SHARE  CAPITAL

                                                            2003          2002
                                                            ----          ----
AUTHORIZED:
50,000,000 Common shares, par value of $0.0001 each

ISSUED:
6,720,782 Common shares                                 $6,721          $6,601

     The Company issued shares for services in the current and prior year as follows:

a) During year ended December 31, 2002, the Company issued 20,000 common shares having a value of $10,000 for legal services.

     b) During year ended December 31, 2003, the Company issued 20,000 common shares having a value of $20,000 for legal services, and 100,000 common shares having a value of $100,000 for investment banker and finders services.

7.     STOCK  OPTIONS

The weighted average number of shares under option and option prices for the period ended December 31, 2003 are as follows:

                                                             Weighted
                                  Shares     Weighted        Average
                                  Under      Average         Remaining
                                  Option     Option Price    Life of Options
                                  $          $               (Months)
                                  -------   ----------      ---------
 Beginning of period (a) . . . .   40,000         1.56            1
 Granted (b)                       50,000         1.00           14
 Exercised . . . . . . .                -            -            -
 Cancelled . . . . . . . .              -            -            -
 Lapsed. . . . . . . . . .              -            -            -
                                  -------   ----------      ---------

 End of Period . . . . . . . .     90,000         1.25            8
                                  =======   ==========      =========

The options were granted for services provided or to be provided to the Company. SFAS No.123 requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No.25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

     SFAS No.123 requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No.25. As options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis.

The fair value of the employee's purchase rights under SFAS 123, was estimated using the Black-Scholes model using the following assumptions: risk free interest rate of 4.50%, expected volatility of 269%, an expected option life of two years, and no expected dividends.

If compensation expense had been determined pursuant to SFAS 123, the Company's net income (loss) and net income (loss) per share for the year ended December
31,  2003  and  the  year  ended  December  31, 2002 would have been as follows:
                                                              2003         2002
                                                                $            $
                                                           ---------     -------
     Net  income  (loss)
          As reported                                       (267,741)     39,968
          Pro forma                                         (310,155)     39,968
     Basic  net  income  (loss)  per  share
          As reported                                            (0.04)     0.01
          Pro forma                                              (0.05)     0.01

8.     CONTINGENCY


     An account payable in the amount of $143,307 in respect of legal services in prior periods was reversed in 2002, as the legal work performed considered unsatisfactory. A gain on reversal of this debt was recorded in the current year. The Company believes the matter has been properly settled but the law firm that provided these services has not acknowledged in writing this settlement.

9.     SUBSEQUENT  EVENTS

a) The Company issued a memo of understanding to Quest Resources Company Ltd (Quest Resources) on April 21, 2004, outlining their intent to purchase a controlling interest in Quest Resources and assist Quest Resources in its future investment program. This program includes the purchase and development of a resort in Chonburi, Thailand. This Memorandum of Understanding expired on June 21, 2004.

b) The Company signed a letter of intent with Lehman Brothers Asian Investments Limited on May 19, 2004, outlining their intent to work together to develop the 46 acres of beachfront land in Phuket, Thailand that Asia Properties Ltd. has indicated it intends to purchase. As part of the agreement, Asia Properties Ltd. intends to finance the project with debt raised from Lifeway Enterprises and Lehman Brothers Asian Investments Limited will provide additional financing to complete the project.

c) The Company has signed an agreement with Lifeway Enterprise on August 25, 2004 to organize the placement of credit or loan facilities to participate with equity ownership in the 160 rai (72 acres) of beach front on Mai Khao Beach in Phuket, Thailand.

d) The Company terminated its Equity Line Agreement with Cornell Capital Partners, LLP on August 22, 2004.

PART  III

ITEM  1.  EXHIBITS

     The  following  exhibits  are filed as part of this registration statement:

3.1      Articles  of  Incorporation
3.2      By-laws
10.1     Daniel  McKinney  employment  agreement
10.2     Stock  Option  Plan
10.3 Business Consultant Services Agreement dated March 4, 2003 between Asia Properties, Inc. and World Web Publishing.com Corp.
10.4     Subscription  Agreement  for  shares  of  Entellium  Corporation*
10.5     Settlement Agreement dated July 2003between Asia Properties, Inc.
         And Kanan, Corbin, Schupak & Aranow, Inc.
10.6     Agreement between KCSA Wordwide and Asia Properties, Inc.
22. Subsidiaries: Asia Properties, International (Thailand) Co. Ltd. Incorporated in Thailand
31 Certificate of Daniel S. Mckinney pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 Certificate of Daniel S. Mckinney pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



                                      III-1

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.




SIGNATURE. . . . . . . . . .  TITLE              DATE
----------------------------  -----------------  -----------------

                              President, Chief
                              Executive Officer and
                              Director (principal
                              executive, accounting and
                              financial officer)
/s/ Daniel Mckinney
----------------------------
Daniel Mckinney. . . . . . .                    November 26, 2004
----------------------------


/s/ Nicholas St. Johnston
----------------------------
Nicholas St. Johnston . . . .   Director          November 26, 2004
----------------------------


/s/ David Roberts
----------------------------
David Roberts. . . . . . . . .  Director           November 26, 2004
----------------------------

                                      III-2